Filed pursuant to Rule 424(b)(5)
Registration No. 333-190387

Amendment No. 1 to Prospectus Supplement dated May 13, 2015
(To prospectus dated August 6, 2013)

Up to $10,000,000

Ordinary Shares

 This amendment No. 1 to prospectus supplement (the “Amendment No.1”) is being filed solely to correct a typographical error which appear in the prospectus supplement dated May 13, 2015 (“Prospectus Supplement”) and to consistently present the increase in net tangible book value per share to investors participating in this offering in the dilution table and the paragraph immediately above it. This Amendment No. 1 should be read in conjunction with the Prospectus Supplement and the prospectus dated August 6, 2013 the (“Prospectus”), each of which are to be delivered with this Amendment No. 1. This Amendment No. 1 amends only those sections of the Prospectus Supplement set forth in this amendment; all other sections of the Prospectus Supplement remain unchanged.

DILUTION

If you invest in our ordinary shares, your interest will be diluted immediately to the extent of the difference between the public offering price per share and the adjusted net tangible book value per share of our ordinary shares after this offering.

Our net tangible book value on December 31, 2014 was approximately $16 million, or $3.39 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

After giving effect to the sale of our ordinary shares in the aggregate amount of $2,203,306 in this offering at an assumed offering price of $1.88 per share, which was the last reported sale price of our ordinary shares on the NASDAQ Capital Market on May 11, 2015, and after deducting estimated offering commissions and expenses payable by us, our net tangible book value as of December 31, 2014 would have been approximately $18.0 million, or $3.05 per ordinary shares. This represents an immediate decrease in net tangible book value of $0.34 per share to our existing stockholders and an immediate increase in net tangible book value of $1.17 per share to investors participating in this offering. The following table illustrates this dilution per share to investors participating in this offering:

Assumed offering price per share	$1.88
Net tangible book value per share as of December 31, 2014	$3.39
Dilution per share attributable to new investors	$0.34

Net tangible book value per share after giving effect to this offering	$3.05

Increase per share to new investors	$1.17

The table above assumes, for illustrative purposes that an aggregate of 1,171,971 of our ordinary shares are sold at a price of $1.88 per share, the last reported sale price of our ordinary shares on the NASDAQ Capital Market on May 11, 2015, for aggregate gross proceeds approximately of $2.2 million. The shares sold in this offering, if any, will be sold from time to time at various prices.

The above discussion and table are based on 4,726,711 shares outstanding as of December 31, 2014 and exclude:

The number of our ordinary shares that will be outstanding immediately after this offering as shown above is based on 5,022,436 shares outstanding as of May 11, 2014. The number of shares outstanding as of the date of this prospectus supplement, as used throughout this prospectus supplement, unless otherwise indicated, excludes the following, all as of December 31, 2014:

•	193,000 ordinary shares issuable upon the exercise of outstanding stock options under our 2009 Equity Incentive Plan with an initial exercise price of $6.00 per share;

•	222,600 ordinary shares issuable upon the exercise of outstanding stock options under our 2009 Equity Incentive Plan with an initial exercise price of $2.96 per share; and

•	an aggregate of 700,000 ordinary shares reserved for future issuance under our 2015 Equity Incentive Plan.

To the extent that any of our outstanding options or warrants are exercised, we grant additional options or other awards under our stock incentive plan or issue additional warrants, or we issue additional ordinary shares in the future, there may be further dilution.

 Except as set forth above, the Prospectus Supplement and the Prospectus remain unchanged.

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The date of this amendment No. 1 to prospectus supplement is May 13, 2015